Exhibit 99.2

2006 third quarter report

The quarter at a glance
SR Telecom made steady progress in strengthening its reputation, its workforce and its product development cycle during Q3 2006. As the Company works to transform into an organization that delivers sustained profitability to shareholders, employees, clients and partners, it is still burdened by the legacy of the remains of past restructuring efforts, which have been disruptive to operations.

Management’s response has been to take action on several fronts:
• Obtain financing from current and new lenders for a total of $20 million (expected to be funded on or around December 15, 2006).
• Actively engage in the sale of SR Telecom’s Chilean telecommunications service provider, CTR.
• Realign the business to focus on two key ingredients for future success: delivering WiMAX products and creating a contract manufacturing process that is seamless, transparent and efficient.

Going-concern assumption
The accompanying consolidated financial statements have been prepared on a going-concern basis. The going-concern basis of presentation assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company’s continuation as a going concern is dependent upon, among other things, the continuing support of its customers, lenders and shareholders, attaining a satisfactory revenue level, continued sales to its customers, a return to profitable operations, the ability to generate sufficient cash from operations and additional financing. These matters are in turn dependent upon external factors outside the Company’s control; consequently, there is uncertainty about the Company’s ability to successfully execute its plans.

The Company addressed the above-mentioned uncertainties with the following actions:
•
It sought and obtained financing from its lenders. On December 7, 2006, the Company entered into an agreement with lenders providing for a loan of $20.0 million expected to be funded on or around December 15, 2006, subject only to customary conditions.

•	It committed, in October 2006, to a plan to sell and leaseback its Montreal property.
•
The Corporation is currently evaluating alternative methods of generating additional cash through realization of non-core asset values. Plans have been initiated to realize such values, however there can be no assurance that these plans will be achieved or that such values will be realized.

•	It completed a private placement and the concurrent conversion of convertible debentures, substantially de-leveraging its balance sheet.
•	The Company is well underway in completing its restructuring activities, which, in the near term, will result in a lower cost base that is consistent with its revenue potential.
•	It re-established its supply chain, allowing for higher deliveries in the first nine months of 2006 compared to the same period last year.

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•	It outsourced manufacturing activities, increasing the Company’s cost competitiveness - this process was completed, for the most part, at the end of June 2006.
•	SR Telecom achieved WiMAX Forum certification of its symmetry mx solution, marking a pivotal step towards executing on its plan to deploy WiMAX technology.
•	A permanent chief executive officer (CEO) and a permanent chief financial officer (CFO) were appointed, completing the transition from the restructuring undertaken in the second quarter of 2005.

Management believes that with the above actions and the support of the Company’s current shareholders, lenders and customers, it will be able to continue operating as a going concern. There can, however, be no assurance that such actions and plans described above will be sufficient to allow the Company to continue operating as a going concern.

Fresh start accounting

On November 30, 2005, pursuant to the terms of the Company’s 10% redeemable secured convertible debentures due October 15, 2011 (“convertible debentures”), $10.0 million principal amount of the convertible debentures and accrued interest payable in kind were converted on a pro-rata basis among all holders of convertible debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, those holders of convertible debentures held approximately 72.9% of the then outstanding common shares. As a result of this conversion, there was a substantial realignment of the interests in the Company between creditors and shareholders.

Effective November 30, 2005, the date of the conversion, the Company adopted fresh start accounting. Accordingly, the Company reclassified the deficit that arose prior to the conversion to a separate account within shareholders’ equity and re-valued its assets and liabilities to their estimated fair values. The enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management including discounted cash flow analysis and comparable company trading analysis. The comprehensive revaluation of assets and liabilities was done based on this enterprise value. The revaluation adjustments were accounted for as a capital transaction and are recorded within the pre-fresh start accounting deficit.

Comparative financial statements for periods prior to December 1, 2005 have been presented pursuant to regulatory requirements. In reviewing these comparative financial statements, readers are reminded that they do not reflect the effects of the application of fresh start accounting.

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Management discussion and analysis of financial condition and results of operations
This management discussion and analysis of financial position and results of operations (MD&A) comments on SR Telecom’s operations, performance and financial condition for the three months (Q3) and nine months (YTD) ended September 30, 2006 and 2005.

All tabular amounts in this MD&A are in thousands of Canadian dollars, except where otherwise noted. This MD&A was prepared in accordance with generally accepted accounting principles in Canada. Please refer to the unaudited consolidated financial statements for the third quarter of 2006 when reading this MD&A. We also encourage you to read SR Telecom Inc.’s MD&A and audited consolidated financial statements for the eleven months ended November 30, 2005 and one month ended December 31, 2005 dated March 29, 2006. You will find more information about SR Telecom, including SR Telecom Inc.’s annual information form, dated March 29, 2006 (SR Telecom 2005 AIF) on SR Telecom Inc.’s website at www.srtelecom.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Forward-looking statements
The MD&A may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements in this MD&A describe the Company’s expectations on December 7, 2006.

A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

These statements are based on certain assumptions and analyses management makes in light of its experience and perception of historical trends, current conditions and expected future developments as well as other factors it believes appropriate in the circumstances. However, whether actual results and developments will confirm management’s expectations and predictions is subject to a number of risks and uncertainties, including among other things, the risk factors discussed in this MD&A.

Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company and its subsidiaries or their businesses or operations. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements even if new information becomes available.

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Selected consolidated financial results

Unaudited-
In thousands
Consolidated balance sheets	September 30 2006	December 31 2005
	$	$
Total assets	151,728	187,551
Long-term debt (including current portion)	84,414	123,552
Total liabilities	120,230	166,203
Capital stock	351,279	230,086
Shareholders' equity	31,498	21,348

Unaudited-
In thousands, except per share data
	Three months ended September 30		Nine months ended September 30
Consolidated statements of operations	2006	2005	2006	2005
	$	$	$	$
Revenue	21,077	32,648	64,753	61,294
Restructuring, asset impairment and other charges	28,814	2,399	31,408	16,274
Operating loss from continuing operations	(47,943)	(7,772)	(75,144)	(42,269)
Loss from continuing operations	(52,526)	(14,159)	(84,007)	(54,706)
(Loss) earnings from discontinued operations	(975)	61	(396)	(3,835)
Net loss	(53,501)	(14,098)	(84,403)	(58,541)

Basic and diluted
Loss per share from continuing operations (in dollars)	(0.07)	(0.80)	(0.13)	(3.10)
Loss per share from discontinued operations (in dollars)	-	-	-	(0.22)
Net loss per share (in dollars)	(0.07)	(0.80)	(0.13)	(3.32)

Weighted average number of common shares outstanding	732,671	17,610	650,417	17,610
Dividends per common share (in dollars)	-	-	-	-

Discontinued operations
Unaudited-
In thousands
	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
	$	$	$	$

Revenue from discontinued operations	-	5,608	-	12,547
Pretax (loss) earnings from discontinued operations	(975)	72	(396)	(3,804)
(Loss) earnings from discontinued operations	(975)	61	(396)	(3,835)

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In 2005, SR Telecom sold substantially all of the assets and operations of its subsidiary in France and its Australian subsidiary to a subsidiary of Duons Systèmes (Duons) in Paris, France. With this transaction, which took effect on December 1, 2005, the Company effectively disposed of its Swing product line and related operations.

The sale price of the sold businesses will be established on November 30, 2006 and will be determined based on the performance of the sold businesses for the year then ended. The range of sales price, per the agreement, is between € 1 and € 4 million. In addition, SR Telecom Inc. and its French subsidiary have agreed to indemnify Duons, up to a maximum of € 0.8 million, should the sold businesses realize a loss in the year ended November 30, 2006. As at the date of the financial statements, management believes that the sold businesses will generate a loss in excess of € 0.8 million; as such, a provision of $1.1 million ( € 0.8 million) was recorded as part of Q3 2006’s discontinued operations.

In the following consolidated financial statements, results of operations and cash flows, the Swing product line and related operations are presented as discontinued operations. Prior to their sale, the Swing product line and related operations were presented as part of the wireless business segment. The wireless business segment results expressed in this MD&A are presented on a continuing operations basis and do not include these discontinued operations.

Cash flows from discontinued operations
Unaudited-
In thousands
	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
	$	$	$	$

Cash flows provided by operating activities	-	621	-	775
Cash flows used in investing activities	-	(18)	-	(1)
Increase in cash and cash equivalents from discontinued operations	-	603	-	774

In conjunction with the sale of its Swing product line and related operations in December 2005, SR Telecom signed an agreement that provides for royalty payments based on revenue earned on specific contracts that were transferred to Duons. During Q3 2006, the Company earned royalties of $0.1 million and $0.7 million for the nine months ended September 30, 2006.

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Segmented results and analysis

SR Telecom operates in two business segments; a supplier of wireless telecommunications products (wireless) and a telecommunications service provider (CTR).

Wireless telecommunications products

(from continuing operations) - unaudited
in thousands

	2006			2005						2004
	Q3	Q2	Q1	1 month ended Dec. 31	2 months ended Nov. 30	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$	$	$
Revenue	16,431	14,818	19,165	5,638	4,677	10,315	27,872	9,580	9,213	15,595
Cost of revenue	13,521	15,345	15,052	4,773	7,736	12,509	18,811	7,829	8,263	13,571
Gross profit	2,910	(527)	4,113	865	(3,059)	(2,194)	9,061	1,751	950	2,024
Gross profit percentage	18%	(4%)	21%	15%	(65%)	(21%)	33%	18%	10%	13%
Operating loss from continuing operations	(41,543)	(17,661)	(11,536)	(2,820)	(21,696)	(24,516)	(6,953)	(22,930)	(10,657)	(20,386)
Loss from continuing operations	(45,179)	(18,562)	(14,251)	(5,146)	(21,614)	(26,760)	(14,151)	(24,879)	(12,546)	(33,367)

Three months ended September 30, 2006 vs three months ended September 30, 2005

Revenue
The quarter saw equipment revenue decrease, by 42% to $15.3 million, from $26.6 million for the same period in 2005. Issues with contract manufacturing and resulting production delays for parts with long lead times and ensuing late delivery penalties of $1.8 million were the root cause for the drop. Contract manufacturing issues and consequent delays in deliveries had an impact on both the morale of the sales force as well as its ability to retain or engage customers. As outsourcing issues began to come to resolution towards the end of the quarter, the Company finalized plans for additonal field trials around the world. In addition, two significant contracts with major customers are in negotiation.

Revenue by geography

(unaudited)	Revenue - (in thousands of dollars)		Percent of wireless revenue
Three months ended September 30	2006	2005	2006	2005
Europe, Middle East and Africa	5,519	15,889	33%	57%
Asia	1,201	3,171	7%	11%
Latin America	8,804	8,468	54%	31%
Other	907	344	6%	1%
	16,431	27,872	100%	100%

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Revenue in Q3 2006 saw an overall decline in Europe, Middle East, Africa (EMEA) and Asia; only in Latin America did revenue rise. The increase in Latin America revenue is primarily due to the ongoing realization of a major project in Mexico. The declines in the other regions are due to a different customer mix in each period.

Service revenue decreased slightly to $1.2 million in Q3 2006 from $1.3 million in the third quarter of 2005, mainly as a result of decreased demand in repair services.

Gross profit

(expressed as a percentage of revenue) - unaudited	Three months ended September 30
	2006	2005

Revenue	100%	100%
Cost of revenue	82%	67%
Gross profit	18%	33%

Gross profit is calculated by subtracting the cost of revenue from total revenue. With respect to equipment, cost of revenue consists of manufacturing, material, labour, manufacturing overhead, warranty reserves and other direct product costs. With respect to service revenue, it consists of labour, materials, travel, telephone, vehicles and other items that are directly related to the revenue recognized.

The principal drivers of the fluctuations in equipment gross margin are the level of revenue as well as the customer and sales mix. During Q3 2006, gross profit as a percentage of revenue decreased to 18% from 33% in Q3 2005. Variations in the sales mix, including the increase in sale of less profitable Customer Premises Equipment (CPE), and late delivery penalties of $1.8 million had a significant impact on gross profits recorded in Q3 2006. Equipment gross profit in dollar terms amounted to $2.7 million in Q3 2006 compared to $8.3 million in Q3 2005 mainly as a result of lower sales volume. A combination of factors was the cause: implementation ramp-up with one contract manufacturer, capacity constraints at a second contract manufacturer and efficiency difficulties with supply chain management. The decision to strengthen operational leadership and the plan to re-instate ISO certification within the Company should have a positive impact on equipment gross profit in the near term.

Service gross profit decreased to $0.2 million in Q3 2006 from $0.7 million in Q3 2005, primarily due to the shift to project services in 2006 from repair services in 2005; repair services typically have higher margins.

Agent commissions
SR Telecom uses a network of third party representatives who act on behalf of the Company’s international sales organization in countries where maintaining a permanent presence is not justified or where local customs and practices require the use of local partners. Agent commissions are payments SR Telecom makes to these representatives. The Company complies with the Foreign Corrupt Practices Act of the United States when entering into agreements with these third parties.

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Agent commissions decreased to $0.4 million, or 2% of sales, in Q3 2006 from $1.0 million, or 4% of sales during the same period last year. The decrease in commissions as a percentage of revenue is a function of a change in sales mix and less dependence on local representatives.

Sales, general and administrative expenses
Sales, general and administrative (SG&A) expenses consist primarily of compensation costs, travel and related expenses for marketing, sales, human resources, finance, executive and management and professional service fees and expenses.

During Q3 2006, SG&A expenses rose by $8.2 million to $17.7 million compared with $9.5 million in the third quarter of 2005. The SG&A increase is primarily the result of a higher depreciation expense of $2.1 million that relates to an increase in the value of technology and customer relationship assets following the adoption of fresh start accounting, an increase in the Company’s provision for doubtful accounts, an increase in the Company’s provision for litigation and an increase in stock-based compensation expenses and retention packages. Q3 2006 includes a charge of $1.7 million for doubtful accounts relating to a Teleco de Haiti/MCI account receivable. Similarly, Q3 2005 included a charge of $3.7 million for doubtful accounts relating to this account receivable.

Research and development expenses
Research and development expenses comprise compensation, software development tools, consultant fees and prototype expenses related to the design, development and testing of SR Telecom’s products net of refundable provincial government investment tax credits. The Company has focused its innovation activities on WiMAX product development.

Research and development expenses increased by $1.6 million to $4.8 million during Q3 2006 from $3.2 million during Q3 2005. This increase is primarily attributable to a ramp-up of the WiMAX research and development plan as well as to incentive bonuses offered to employees for relocation and performance. Further contributing to the increased costs in Q3 2006 is the inclusion of $0.5 million relating to a notice of assessment for provincial government research and development tax credits.

Restructuring, asset impairment and other charges
During Q3 2006, the Company incurred restructuring charges of $21.6 million compared to $2.3 million during Q3 2005. In 2005, restructuring charges included severance and termination benefits which were the result of an overall cost reduction program.

During Q3 2006, wireless results include a charge of $13.9 million to adjust inventory to its realizable value, an impairment charge of $5.4 million for intangible assets and an impairment charge of $2.3 million for property, plant and equipment. These charges result from management’s continued restructuring activities, which include the realignment of its business to focus only on performing product lines. As a result, inventory, property, plant and equipment and intangible assets directly related to product lines that the Company is either discontinuing or phasing out over time were written down. Inventory was written down to management’s best estimate of net realizable value. The intangible asset, comprised of customer relationships, was written down to its estimated fair value determined based on the present value of the related estimated future cash flows. Property, plant and equipment was written down to its estimated fair value based on the estimated sale price for such assets.

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Finance charges
Finance charges were $2.7 million in three months ended September 30, 2006, a decrease of $5.5 million when compared to $8.2 million in the three month period ended September 30, 2005. The interest expense in the third quarter of 2005 predominantly related to interest expense on the then outstanding senior unsecured debentures of $0.8 million as well as $4.4 million of costs incurred in connection with the exchange of 8.15% senior unsecured debentures into 10% convertible redeemable secured debentures consisting mainly of legal, accounting, broker, dealer and agent fees. These costs did not repeat themselves in the third quarter of 2006. In addition, $1.4 million of interest expense was incurred on the convertible redeemable secured debentures outstanding in the third quarter of 2005 compared to $0.1 million in the third quarter of 2006 as a substantial amount of convertible redeemable secured debentures were converted since November 2005. The Company has incurred interest costs of $2.4 million in the third quarter of 2006 relating to the long-term credit facility that was put into place in the second quarter of 2005, compared to $1.5 million in the third quarter of 2005 as all four tranches of the credit facility have been drawn since the fourth quarter of 2005 as opposed to only the first three tranches being drawn as at September 30, 2005.

Foreign exchange
SR Telecom’s trade accounts receivable are primarily denominated in US dollars and Euros. The Company also has US dollar payables and other liabilities. The Company had a foreign exchange loss of $0.2 million in the three months ended September 30, 2006, compared to a foreign exchange gain of $0.8 million in the three months ended September 30, 2005. Gains or losses on foreign exchange relate primarily to fluctuations between the US dollar and the Euro compared to the Canadian dollar.

Income taxes
Income tax expense amounted to $0.8 million in Q3 2006 compared with an income tax recovery of $0.2 million in Q3 2005. In the normal course of business, the Company’s tax returns are subject to examination by various domestic and foreign taxing authorities. Such examinations may result in future tax and interest assessments on the Company. The Company has received notice of assessments by foreign governments for sales taxes and corporate taxes. The Company has reviewed these assessments and determined the likely amounts to be paid. As such, an income tax accrual of $0.7 million has been recorded in Q3 2006. Canadian capital tax adjustments and accruals explain the remaining $0.1 million of tax expense in Q3 2006 as well as the $0.2 million tax recovery in the third quarter of 2005.

Backlog
At the end of the third quarter of 2006 backlog stood at $31.6 million, the majority of which will be delivered in the next two quarters. This figure is up from $28.6 million in Q2 2006 and $28.2 million at the end of 2005. The Company’s current backlog is comprised of multiple short-term orders that turn over quickly and includes purchase orders received from committed deliveries.

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Nine months ended September 30, 2006 vs. nine months ended September 30, 2005

Revenue
Equipment revenue year-to-date rose to $45.9 million from $42.0 million for the same period in 2005, due to a production ramp-up following financing obtained from the private placement in February 2006; however, long lead times in procurement continued to have an impact on results. Year to date results also reflect the impact of late delivery penalties of $3.7 million; which penalties were the combined result of three key factors: an implementation ramp-up with one contract manufacturer, capacity constraints at a second contract manufacturer and supply chain management transition. Lower revenue levels for the corresponding period in 2005 were a function of longer-than-anticipated delays finalizing the credit facility as well as reduced supplier credit.

Revenue by geography

(Unaudited)	Revenue (in thousands of dollars)		Percent of wireless revenue
	2006	2005	2006	2005
Europe, Middle East and Africa	14,639	21,868	29%	47%
Asia	7,648	5,999	15%	13%
Latin America	25,447	16,663	51%	36%
Other	2,680	2,135	5%	4%
	50,414	46,665	100%	100%

Revenue in Latin America in dollar terms and as a percentage of wireless revenue increased substantially to $25.4 million or 51% year-to-date from $16.7 million or 36% during the same period last year, primarily due to the continued realization of large projects in Mexico and Argentina.

Revenue in Asia in dollar terms and as a percentage of wireless revenue increased to $7.6 million or 15% year-to-date from $6.0 million or 13% in the first nine months of 2005, primarily due to equipment sales and a new service contract in Bangladesh.

Revenue in Europe, Middle East and Africa, in dollar terms and as a percentage of wireless revenue, decreased to $14.6 million or 29% in the first nine months of 2006 from $21.9 million or 47% in the first nine months of 2005. The decrease is primarily attributable to lower revenues from a major project in Spain.

As the Company maintains its focus on equipment sales, service revenue remained relatively stable at $4.5 million compared to $4.6 million for the same period last year.

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Gross profit

(expressed as a percentage of revenue) - unaudited	Nine months ended September 30
	2006	2005

Revenue	100%	100%
Cost of revenue	87%	75%
Gross profit	13%	25%

Gross profit as a percentage of revenue decreased to 13% in the first nine months of 2006 from 25% in the first nine months of 2005. The principal drivers of fluctuations in gross margin are revenue levels as well as product and customer sales mix.

Equipment gross profit in dollar terms decreased to $6.2 million in the first nine months of 2006 from $9.1 million for the corresponding period in 2005. The decrease in equipment gross profit in 2006 is mainly attributable to late delivery penalties of $3.7 million recorded in the second and third quarters of 2006 as well as variations in sales mix with increased lower margin product sales, especially CPE’s.

Services gross profit decreased to $0.3 million year-to-date from $2.6 million for the same period in 2005, and was largely attributable to losses incurred on the service portion of some larger projects in Latin America as well as lower margins realized on service contracts in general as the Company continues to focus on equipment sales.

Agent commissions
Agent commissions as a percentage of revenue decreased to 1% or $0.6 million year-to-date, from 4% or $1.8 million during the corresponding period in 2005. The decrease in commissions as a percentage of revenue is a function of a change in sales mix and less dependence on local representatives.

Sales, general and administrative expenses
Sales, general and administrative (SG&A) expenses rose by $16.7 million to $41.4 million year-to-date compared to $24.7 million for the same period last year. YTD 2006 SG&A expenses includes higher depreciation costs of $6.0 million resulting from an increase in the value of technology and customer relationship assets following adoption of fresh start accounting. Also, the issuance of 2,769,576 common shares to SR Telecom’s former interim president and chief executive officer, resulted in an additional $2.0 million in compensation expense, including all applicable taxes in 2006. The remainder of the increase is mostly due to an increase in the Company’s provision for doubtful accounts, increases in the Company’s provision for litigation matters as a result of management’s revised estimates of litigation outcomes, increased performance and retention bonuses and increased amounts for professional services relating to business realignment activities. The prior year’s SG&A expenses were impacted by a $3.7 million provision for doubtful accounts relating to a Teleco de Haiti/MCI receivable in Q3 2005 whereas the Q3 2006 provision was $1.7 million.

Research and development expenses
Research and development expenses increased by $1.4 million to $11.1 million in Q3 2006 from $9.7 million during the same period in 2005. A ramp-up of the Company’s WiMAX research and development plan and the inclusion of $0.5 million relating to a notice of assessment for provincial government research and development tax credits are the main contributors to the increase.

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Restructuring, asset impairment and other charges
Year-to-date, the Company incurred restructuring charges of $24.2 million compared to $16.1 million incurred in the prior year.

During Q3 2006, wireless results include a charge of $13.9 million to adjust inventory to its realizable value, an impairment charge of $5.4 million for intangible assets and an impairment charge of $2.3 million for property, plant and equipment. These charges result from management’s continued restructuring activities, which include the realignment of its business to focus only on performing product lines. As a result, inventory, property, plant and equipment and intangible assets directly related to product lines that the Company is either discontinuing or phasing out over time were written down. Inventory was written down to management’s best estimate of net realizable value. The intangible asset, comprised of customer relationships, was written down to its estimated fair value determined based on the present value of the related estimated future cash flows. The property, plant and equipment was written down to its estimated fair value based on the estimated sale price for such assets.

In addition, restructuring charges in the first nine months of 2006 also include $1.2 million of severance and termination benefits related to the Company’s decision to outsource manufacturing. In total, 74 employees were terminated of which 61 were affected by the Company’s decision to outsource manufacturing operations of its non-WiMAX products. Pursuant to this decision, the Company agreed to sell certain manufacturing assets with a carrying value of $1.7 million to its contract manufacturer for $0.4 million. The sale, which was concluded on May 5, 2006, resulted in an impairment charge of $1.3 million that was recorded in Q1 2006.

In addition, during Q2 2006, $0.1 million was accrued for a reduction in expected sub-lease revenue related to a Montréal facility that was vacated in late 2005.

In 2005, restructuring charges of $2.3 million were accrued for severance and termination benefits relating to the termination of employees. In total, 93 employees were terminated. During Q2 2005, the Company decided that it would discontinue certain product lines, no longer support prior versions of certain products and change its approach to repairs. As a result, the Company wrote down inventory to its estimated net realizable value, by $16.8 million, which was offset by an inventory provision of $3.1 million comprised mostly of raw materials and repair stock. The inventory affected was located primarily in Canada.

Finance charges
Finance charges are $7.9 million year-to-date, a decrease of $3.5 million when compared to $11.4 million for the corresponding period in 2005. The interest expense in the first nine months of 2005 predominantly related to interest expense on then outstanding senior unsecured debentures of $3.7 million, as well as $4.4 million of costs incurred in connection with the exchange of the 8.15% senior unsecured debentures into 10% convertible redeemable secured debentures consisting mainly of legal, accounting, broker, dealer and agent fees. These costs did not repeat themselves in the first nine months of 2006. In addition, $1.4 million of interest expense was incurred on convertible redeemable secured debentures outstanding in the first nine months of 2005 compared to $1.0 million in the first nine months of 2006 as conversions of those debentures took place concurrently with the private placement. The Company incurred interest costs of $6.9 million year-to-date relating to the long-term credit facility that was put in place during Q2 2005, compared to $1.6 million in the first nine months of 2005 as all four tranches of the credit facility have been drawn since Q4 2005 thereby generating interest during a full nine-month period as opposed to only the first three tranches being drawn as at September 30, 2005 thereby only generating interest during a full three-month period.

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Foreign exchange
The Company had a foreign exchange gain of $1.5 million in the nine months ended September 30, 2006, compared to $0.5 million in the nine months ended September 30, 2005. Gains or losses on foreign exchange relate primarily to fluctuations between the US dollar and the Euro compared with the Canadian dollar. The foreign exchange gain in the first nine months of 2006 is primarily related to the effect of the increasing value of the Canadian dollar on the US-dollar denominated credit facility.

Income taxes
Income tax expense year-to-date amounted to $0.8 million compared to an income tax expense of $0.1 million in the nine months ended September 30, 2005. In the normal course of business, the Company’s tax returns are subject to examination by various domestic and foreign taxing authorities. Such examinations may result in future tax and interest assessments on the Company. The Company has received notice of assessments by foreign governments for sales taxes and corporate taxes. The Company has reviewed these assessments and determined the likely amounts to be paid. As such, an income tax accrual of $0.7 million has been recorded in Q3 2006. Capital tax adjustments and accruals explain the remaining $0.1 million of tax expense in the first nine months of 2006 as well as the $0.1 million tax expense in the first nine months of 2005.

Telecommunications service provider segment
Comunicacion y Telefonia Rural (CTR) is a telephone service provider in Chile. CTR provides local telephone services to residential, commercial and institutional customers and operates a network of payphones throughout Chile.

CTR’s management is focused on reducing costs and increasing revenues with the objective of maximizing operating cash flows. SR Telecom believes that increased revenue from the installation of more lines for voice and high speed Internet using the symmetry technology and the access charge increases has contributed to this objective.

(unaudited)	2006			2005						2004
In thousands of dollars				1 month ended Dec. 31	2 months ended Nov. 30
	Q3	Q2	Q1			Q4	Q3	Q2	Q1	Q4

Net revenue	4,646	4,570	5,123	1,734	3,041	4,775	4,776	4,719	5,134	4,278
Operating expenses	3,844	3,772	3,925	1,446	3,326	4,772	5,503	5,908	4,725	4,398
Operating (loss) income	(6,400)	798	1,198	288	(343)	(55)	(819)	(1,260)	350	(120)
Net (loss) income	(7,347)	1,165	167	(14)	(687)	(701)	(8)	(2,243)	(879)	(6,758)

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Three months ended September 30, 2006 vs. three months ended September 30, 2005

Net revenue
CTR’s net revenue decreased slightly to $4.6 million in the third quarter of 2006 from $4.8 million in the third quarter of 2005. Net revenue in Chilean peso terms remained constant at 2.2 billion pesos in the third quarter of 2006 and the third quarter of 2005. Net revenue depends in part on the mix of access charges on tariffs paid to other service providers by CTR.

Operating expenses
Operating expenses consist of employee compensation costs, travel and related expenses, as well as wire support and maintenance, professional fees and expenses.

Operating expenses amounted to $3.8 million in the third quarter of 2006 compared to $5.5 million in the third quarter of 2005. In Chilean peso terms, operating expenses amounted to 1.8 billion pesos in the third quarter of 2006 compared to 2.3 billion pesos in the third quarter of 2005. The expansion of the urban wireless telecommunications service in several cities in Chile (urban initiative) slightly increased operating expenses, however, these were offset by a decrease in depreciation expense as a result of the adoption of fresh start accounting on November 30, 2005, which resulted in a decrease in the book value of the telecommunications network equipment.

Restructuring, asset impairment and other charges
During Q3 2006, restructuring charges of $7.2 million were incurred arising from an impairment of property, plant and equipment. In light of the performance being behind expectations and non-binding purchase offers received during the third quarter of 2006, the Company tested for recoverability of the net assets of CTR. The total estimated future cash flows, on an un-discounted basis, were less than the carrying value of the net assets. An impairment loss of $7.2 million was measured as the difference between the fair value based on discounted estimated future cash flows and the carrying value of net assets.

During Q3 2005, restructuring charges of $0.1 million were incurred arising from the write-down of certain satellite related assets.

Finance charges
Finance charges for the third quarter of 2006 increased to $0.9 million from $0.8 million in the third quarter of 2005. This increase can be mainly attributable to higher interest rates, partially offset by reduced debt levels as well as the effect of a decline in the US dollar relative to the Canadian dollar on the US dollar interest payments.

Foreign exchange
The foreign exchange loss of nil in the third quarter of 2006, compared to the foreign exchange gain of $1.6 million in the third quarter of 2005 is a function of the effect of fluctuations in the Canadian dollar, US dollar and Chilean peso on the assets and liabilities of CTR, in particular, the US dollar denominated debt.

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Nine months ended September 30, 2006 vs. nine months ended September 30, 2005

Net revenue
CTR’s net revenue decreased slightly to $14.3 million in the nine months ended September 30, 2006 from $14.6 million in the nine months ended September 30, 2005. Net revenue in Chilean peso terms decreased slightly to 6.7 billion pesos in the nine months ended September 30, 2006 from 6.8 billion pesos in the nine months ended September 30, 2005. Net revenue depends in part on the mix of access charges on tariffs paid to other service providers by CTR. This slight decrease in net revenues is primarily attributable to lower traffic in rural areas due to the growth of cellular services and competition, partially offset by lower traffic costs.

Operating expenses
Operating expenses decreased to $11.5 million year-to-date from $16.1 million in the nine months ended September 30, 2005. In Chilean peso terms, operating expenses stood at 5.3 billion pesos in the nine months ended September 30, 2006 compared to 7.0 billion pesos in the nine months ended September 30, 2005. The expansion of the urban wireless telecommunications service to several cities in Chile (urban initiative) slightly increased operating expenses; however, these were offset by a decrease in depreciation expense as a result of the adoption of fresh start accounting on November 30, 2005, which resulted in a decrease in the book value of the telecommunications network equipment.

Restructuring, asset impairment and other charges
During the first nine months of 2006, restructuring charges of $7.2 million were incurred arising from an impairment of property, plant and equipment. In light of the performance being behind expectations and non-binding purchase offers received during the third quarter of 2006, the Company tested for recoverability of the net assets of its telecommunications service provider segment. The total estimated future cash flows, on an un-discounted basis, were less than the carrying value of the net assets. An impairment loss of $7.2 million was measured as the difference between the fair value based on discounted estimated future cash flows and the carrying value of net assets.

During the first nine months of 2005, restructuring charges of $0.2 million were incurred arising from the write-down of certain satellite related assets.

Finance charges
Finance charges for the nine months ended September 30, 2006 increased to $2.8 million from $2.3 million in the nine months ended September 30, 2005. This increase can be mainly attributed to higher interest rates, partially offset by reduced debt levels as well as the effect of a decline in the American dollar relative to the Canadian dollar on the US-dollar interest payments.

Foreign exchange
The foreign exchange gain of $1.2 million year-to-date, compared to the foreign exchange gain of $0.9 million in the nine months ended September 30, 2005, is a function of the effect of fluctuations in the Canadian dollar, American dollar and Chilean peso on the assets and liabilities of CTR, in particular, the US-dollar denominated debt.

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Consolidated liquidity and capital resources

Cash and cash equivalents
Consolidated cash, including restricted cash, increased to $14.7 million as at September 30, 2006 from $10.2 million as at December 31, 2005. This increase, which is the result of funds issued under the private placement of February 2, 2006, was offset by cash used to fund operations and working capital requirements.

On December 7, 2006, the Company entered into an agreement with lenders providing for a loan of $20.0 million, maturing in five years and subject to the same security and interest rate as the existing loans under the Credit Facility, subordinate only to the existing loans. Closing of this transaction is expected to occur on or around December 15, 2006, subject only to customar conditions.

Pursuant to the monetization of our current working capital and combined with cash from financing activities and operations, SR Telecom believes it will have sufficient cash and cash equivalents going forward to satisfy its working capital requirements and continue operations as a going concern for the next twelve months.

Accounts receivable
The accounts receivable balance remained stable at $33.2 million as at September 30, 2006 compared to $33.0 million as at December 31, 2005. The amounts included in accounts receivable at September 30, 2006 are for accounts not yet due and are expected to be collected in the near term. The accounts receivable balance at September 30, 2006 includes a balance of USD$4.7 million (USD$4.7 million at December 31, 2005) less an allowance for doubtful accounts of USD$4.7 million (USD$3.2 million at December 31, 2005) related to an accounts receivable from Teleco de Haiti. In December 2001, SR Telecom filed a statement of claim in New York for US$4.9 million against MCI International and Telecommunications d’Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom.

In the third quarter of 2005, the Company determined that the most likely outcome would not result in the full recovery of the receivable and accordingly recorded a provision for doubtful accounts in the amount of $3.7 million. In the fourth quarter of 2005, SR Telecom came to a settlement with MCI and Teleco de Haiti. The settlement was signed by SR Telecom and MCI, but was not signed by Teleco de Haiti. Teleco de Haiti has not agreed to execute the settlement agreement despite the fact that it agreed to the terms of the settlement in December 2005. As a result, the case has returned to litigation and its outcome remains uncertain. Management now believes that the most likely outcome will not result in the full recovery of the receivable and accordingly, in the third quarter of 2006, has increased its provision for doubtful accounts to $5.2 million (US $4.7 million).

Inventory
The inventory balance decreased significantly from $30.9 million as at December 31, 2005 to $18.3 million as at September 30, 2006. An inventory write down of $13.9 million was recorded in Q3 2006 to adjust inventory to its net realizable value. This charge results from management’s continued restructuring activities, which include the realignment of its business to focus only on performing product lines. As a result, inventory directly related to product lines that the Company is either discontinuing or phasing out over time were written down. Inventory was written down to management’s best estimate of net realizable value.

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Investment tax credits
Investment tax credits are created from eligible research and development expenditures. To use the recorded investment tax credits of $4.6 million at September 30, 2006, future taxable income from operations or tax planning strategies of approximately $13.8 million is required. Investment tax credits have an initial expiration period of ten years. SR Telecom’s existing credits have an average remaining life of four to nine years.

Intangible assets

Intangible assets decreased significantly from $41.9 million as at December 31, 2005 to $30.1 million as at September 30, 2006. An impairment of $5.4 million was recorded in Q3 2006 to adjust intangible assets to their estimated fair value. This impairment results from management’s continued restructuring activities, which include the realignment of its business to focus only on performing product lines. As a result, intangible assets comprised of customer relationships directly related to product lines that the Company is either discontinuing or phasing out over time were written down. Intangible assets were written down to their estimated fair value based on the present value of the related estimated future cash flows.

Capital expenditures
SR Telecom presently has no material commitments for capital expenditures except for the continued expansion of CTR’s urban network, which is estimated at approximately $0.7 million for the remainder of 2006.

Wireless product additions relate to ongoing capital requirements and were $0.3 million in Q3 2006 and $1.3 million year-to-date compared with $0.5 million and $0.7 million, respectively, for the same periods in 2005.

CTR’s property, plant and equipment additions amounted to $0.6 million in Q3 2006 for a total year-to-date of $2.4 million; and $0.7 million and $1.5 million, respectively, for the same periods last year. These expenditures related principally to existing network upgrades and enhancements.

Other assets
Other assets included in the balance sheet at September 30, 2006, amounting to $2.0 million, are comprised of costs incurred for the establishment of the credit facility in the amount of $1.2 million and other amounts relating to commitment and payout fees.

Accounts payable and accrued liabilities
Trade accounts payable and accrued liabilities decreased to $33.0 million as at September 30, 2006 from $35.6 million as at December 31, 2005. The decrease is mainly a result of financing obtained from the private placements and partially offset by an increase in supplier credit.

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Long-term debt and shareholders’ equity

Unaudited - In thousands	September 30, 2006	December 31, 2005
	$	$
Lease liability	119	4,197
Long-term liability	1,674	1,749
Long-term credit facility	49,366	47,862
Convertible debentures	2,595	40,630
Long-term debt	32,453	35,060
Shareholders’ equity	31,498	21,348

Lease liability
The lease liability as at December 31, 2005 primarily related to SR Telecom USA Inc.’s San José, California operating lease, expiring in September 2006; assumed with the acquisition of Netro Corporation on September 4, 2003, this location was not in use by SR Telecom USA Inc. At the time of the acquisition, the lease liability was recorded as the fair value of future lease payments, less expected sub-leasing revenue. The Company had been unable to sub-lease the premises, and as a result, increased the liability by $1.6 million in 2004 by eliminating the effect of the expected sub-lease revenue.

As of the second quarter of 2005, the Company stopped making its lease payments. In 2005, the landlord of the lease filed a lawsuit against SR Telecom USA Inc. seeking payment for rent and damages. On January 13, 2006, the Company reached a US$3.6 million settlement including transaction costs for the lease liability claims by the landlord in the amount of $6.9 million (US$5.9 million). As at December 31, 2005, the Company recorded a lease liability of $4.2 million (US$3.6 million) reflecting the settlement payable. This settlement was paid in the first quarter of 2006.

The $119 lease liability as at September 30, 2006 reflects obligations under capital leases.

Long-term liability
As at September 30, 2006 and December 31, 2005, the Company’s long-term liability was $1.7 million (US$1.5 million), which reflects the fair value of the indemnification provided to the former directors and officers of Netro Company as part of the purchase agreement. The change in the amount of the long-term liability reflects the effects of foreign exchange.

Long-term credit facility
On May 19, 2005, SR Telecom entered into a US-dollar denominated credit agreement providing for a credit facility of up to US$39.6 million with a syndicate of lenders, comprised of certain previous holders of the 8.15% debentures, and BNY Trust Company of Canada as administrative and collateral agent. The credit facility is revolving until October 1, 2006, followed by a non-revolving term that extends to October 2, 2011. The credit facility is secured by a first priority lien on all of the existing and after-acquired assets of the Company. All four tranches of US$15.9 million, US$11.9 million, US$7.9 million and US$3.9 million were available during the fourth quarter of 2005 and were fully drawn as at September 30, 2006 and December 31, 2005 in the amount of US$39.6 million. The interest on the credit facility is comprised of a cash portion, which is the greater of 6.5% and three-month US-dollar LIBOR rate plus 3.85%, and additional interest payable in kind, which is the greater of 7.5% and the three-month US-dollar LIBOR rate plus 4.85%. The additional interest is accrued and included in the credit facility as at September 30, 2006 in the amount of $5.2 million ($1.7 million as at December 31, 2005). In addition, the financial terms of the credit facility include the following: a 2% commitment fee based on the facility as it becomes available and a payout fee at the option of the lender of either 5% of the US$39.6 million maximum loan or 2% of distributable value, as defined in the credit agreement (which approximates the market capitalization of the Company), at maturity, payable by issuing debt or equity.

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On December 7, 2006, the Company entered into an agreement with lenders providing for a loan of $20.0 million, maturing in five years and subject to the same security and interest rate as the existing loans under the Credit Facility, subordinate only to the existing loans. An up-front fee of $0.4 million is payable upon issuance and 5% of $20 million will be paid to lenders upon repayment or maturity of the loan. The loan has a conversion feature which allows, at the option of the lenders, to convert the loan into common shares at a rate of $0.17 per share. Closing of the transaction is expected to occur on or around December 15, 2006, subject only to customary conditions.

Long-term debt, debentures and convertible redeemable secured debentures
SR Telecom and its debenture holders entered into an agreement to exchange the then outstanding 8.15% debentures and accrued interest thereon into convertible debentures. On August 24, 2005, the debenture exchange closed where all but face value of $270,000 of the 8.15% debentures were exchanged for $75.6 million, face value of convertible debentures.

Convertible debentures are convertible into common shares at a rate of approximately 4,606 common shares per $1,000 in principle amount of convertible debentures, representing a conversion price of approximately $0.217 per common share. Interest on the convertible debentures is payable in cash or in kind by the issuance of additional convertible debentures. Convertible debentures are secured as a second lien on all of the assets of SR Telecom, ranking pari passu with the lenders of CTR, and are subordinate to the security of the credit facility.

In accordance with GAAP, convertible debentures are accounted for in accordance with their substance and are presented in their component parts of debt and equity, measured at their respective fair values. As at September 30, 2006, the debt component is $2.6 million ($40.6 million as at December 31, 2005), including $1.0 million of accreted interest ($0.7 million as at December 31, 2005) and interest payable in kind in the amount of $0.2 million ($2.3 million as at December 31, 2005) and the equity component is $1.0 million ($27.8 million as at December 31, 2005).

No conversions of convertible debentures took place during the three months ended September 30, 2006.

During the three months ended June 30, 2006, the Company converted approximately $0.4 million of convertible debentures and accrued interest payable in kind into 1,763,286 common shares, which resulted in the reclassification of $0.2 million from the debt component and $0.2 million from the equity component to capital stock.

On February 2, 2006, the Company converted approximately $61.0 million of convertible debentures including accrued interest payable in kind into 280,881,314 common shares. In addition, on February 27, 2006, the Company converted approximately $4.4 million of convertible debentures including accrued interest payable in kind into 20,391,019 common shares. Other conversions of convertible debentures and accrued interest payable in kind took place in the first quarter of 2006. During the three months ended March 31, 2006, the conversion of $65.4 million of convertible debentures and accrued interest payable in kind into common shares resulted in the reclassification of $38.8 million from the debt component and $26.6 million from the equity component to capital stock.

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Long-term project financing relates to outstanding notes with Export Development Canada (EDC) and the Inter-American Development Bank (IADB) that are obligations of CTR. As of September 30, 2006, a principal amount of US$28.7 million (US$29.5 million as at December 31, 2005) was outstanding. During the second quarter of 2005, SR Telecom and CTR lenders re-negotiated and agreed on payment terms and on extending the maturity of the loan to May 17, 2008. The interest rate is at LIBOR plus 4.5%, plus 1% per year, payable at maturity.

The Company continues to guarantee the performance of CTR’s obligations to lenders up to an amount of US$12.0 million. This guarantee is secured against all assets of SR Telecom and ranks pari passu with convertible debentures and subordinate to the security for the credit facility. As part of the agreement, the guarantee may be reduced over time providing that SR Telecom make payments to CTR lenders on account of principal. In addition, CTR lenders have agreed not to exercise or enforce any remedies they may have against SR Telecom until May 17, 2008 or such earlier date, if there is a default by SR Telecom under its new credit agreement or upon an insolvency or bankruptcy of the Company. SR Telecom has agreed to provide certain management, technical, inventory and other support to CTR.

Counterparties for both long-term project financing facilities are governmental export or development financing organizations. Both tranches rank pari passu and are secured by a pledge of all of the assets of CTR and a pledge in the share capital of CTR and intermediate holding companies. SR Telecom has also agreed to maintain its initial equity investment in CTR and provide it with the funds and resources required to complete the network.

The notes are subject to a number of financial performance and financial position covenants, essentially all of which were waived until September 30, 2006. In accordance with Canadian generally accepted accounting principles, the notes are classified as current liabilities. Covenants under the notes fall into two main categories: financial covenants that require the achievement of specific objectives for current ratio, debt service coverage ratio, debt to equity ratio, minimum earnings before income taxes, depreciation and amortization, minimum recurring revenues and receivables turnover; and performance covenants that focus on timely completion of the network and timely achievement of financial independence for the project. While the foregoing is not an exhaustive list of covenants, it includes the majority of non-reporting covenant requirements.

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Capital stock
Authorized
An unlimited number of common shares
An unlimited number of preferred shares issuable in series
	Issued and outstanding	Capital stock
	common shares
		$

Opening balance as at December 31, 2005	65,666,961	230,086
February 2, 2006
Private placement (a)	333,333,333	50,000
Conversion of debentures (a)	280,881,314	60,981
February 27, 2006
Private placement (a)	28,498,302	4,275
Conversion of debentures (a)	20,391,019	4,425
Conversion of debentures in the first quarter of 2006	89,269	21
Other conversions of debentures in the second quarter of 2006	1,763,286	383
July 24, 2006 issuance of shares (b)	2,769,576	1,108
Closing balance as at September 30, 2006	733,393,060	351,279

(a)
On February 2, 2006, the Corporation completed a private placement and converted convertible debentures including accrued interest payable in kind thereon. On February 27, 2006, the Corporation completed a similar private placement and converted convertible debentures including accrued interest payable in kind thereon.

(b)
On July 24, 2006, the Corporation issued common shares to its former Interim President and Chief Executive Officer as per the terms of the agreement reached with Blue Tree Advisors. Compensation expense of $1.1 million as well as $0.5 million for all applicable taxes was included in selling, general and administrative expenses in the second quarter of 2006, upon the approval by the shareholders at the corporation’s annual general meeting of shareholders held June 8, 2006. As a result of revised estimates, an additional $0.4 million for all applicable taxes was accrued for in the third quarter of 2006 and is included in selling, general and administrative expenses.

In March 2006, the Board of Directors approved a new employee and director stock option plan. The plan was approved by the shareholders of the Company at the Annual General Meeting of the Shareholders held on June 8, 2006. The plan stipulates that the number of shares reserved for issuance under all security-based compensation cannot exceed 10% of issued and outstanding securities of the Company, at any time. Options will be granted to directors and employees at the discretion of the Board of Directors. All stock options granted to employees under this plan vest over 4 years and expire 7 years from the grant date. All stock options granted to directors under this plan vest over 1 year and expire 7 years from the grant date. The exercise price of stock options granted under this plan shall be determined by the Board of Directors but shall not be lower than the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the date of grant of the option. On April 3, 2006, 14,917,000 stock options were granted to employees and directors at an exercise price of $0.32. On June 1, 2006, the Company granted 1,100,000 stock options at an exercise price of $0.41. In addition, during the three months ended September 30, 2006, the Company granted 9,809,435 stock options at an average exercise price of $0.34.

In Q3 2006, $0.9 million of compensation expense ($0.5 million for the three-month period ended September 30, 2005) was included under sales, general and administrative expenses in the consolidated statement of operations. For the nine-month period ended September 30, 2006, $1.1 million of compensation expense ($0.7 million for the nine month period ended September 30, 2005) was included under sales, general and administrative expenses in the consolidated statement of operations.

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Off-balance sheet and banking arrangements
In January 2006, the Company secured new banking arrangements. The Company has cash collateral for bonding facilities in the amount of $9.1 million as at September 30, 2006 ($0.7 million as at December 31, 2005). Amounts outstanding under these facilities amounted to $3.1 million as at September 30, 2006 ($2.0 million as at December 31, 2005).

The Company has provided its customers with product warranties that generally extend for one year, as part of the normal sale of products. The Company also indemnifies its customers against any actions from third parties related to intellectual property claims arising from use of the Company’s products. In the Company’s experience, claims under such indemnifications are rare, and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro Company, the Company agreed to indemnify and hold harmless, the former directors and officers of Netro, for a period of six years, and to obtain directors and officers insurance in this regard for a period of three years.

Pursuant to the sale of substantially all of the assets and the operations of its subsidiary in France and its Australian subsidiary, SR Telecom Inc. and its French subsidiary have agreed to indemnify Duons, up to a maximum of € 0.8 million, should the sold businesses realize a loss in the year ended November 30, 2006. As at the date of these financial statements, management believes that the sold businesses will generate a loss in excess of € 0.8 million and as such, has recorded a provision of $1.1 million (€ 0.8 million) in the third quarter of 2006, presented as part of discontinued operations.

Litigation
The Company has included in its accounts payable and accrued liabilities or income taxes payable, as at September 30, 2006, management’s best estimate of the outcome of several litigations and tax matters, described as follows:

Future Communications company (FCC) litigation:
The dispute with FCC relates to the alleged improper drawdown by SR Telecom USA, Inc. (formerly, Netro Company) of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by Netro to accept return of inventory provided to FCC. The Kuwait Appeal Court rejected the appeal, filed on March 2, 2005 and the Company appealed this decision to the highest of the Kuwait Courts on July 4, 2005; the appeal has yet to be heard. The amount in dispute is US$1.0 million plus interest until the date of the Appeal Court’s judgement.

Employee related litigation:
As a result of past restructuring efforts, certain employees were terminated and given notices and severances according to local labour laws. Some of these employees are claiming that they did not receive an appropriate amount of severance and/or notice period. We intend to vigorously defend these claims with all available defences.

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Tax matters:
In the normal course of business, the Company’s tax returns are subject to examination by various domestic and foreign taxing authorities. Such examinations may result in future tax and interest assessments on the Company. The Company has received notice of assessments by foreign governments for sales taxes and corporate taxes and by the Canadian government for research and development tax credits relating to prior years. The Company has reviewed these assessments and determined the likely amounts to be paid. Such amounts have been accrued in their respective classification on the statement of operations including research and development expenses, income tax expense and selling, general and administration expenses.

General:
From time to time, the Company is involved in various legal proceedings in the ordinary course of business. The Company is not currently involved in any additional litigation that, in management's opinion, would have a material adverse effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Company's business in the future.

Related party transactions
During 2006, the Company entered into a consulting agreement with a former member of the Board of Directors of the Company. In 2006, the Company continues to pay director fees to its Board of Director members. Most of the credit facility and convertible debenture interest expense relates to amounts due to current shareholders. As well, the debenture conversions in 2006 took place with current shareholders.

Cash flows
Cash flows used in continuing operations in Q3 2006 totalled $5.2 million compared with $29.5 million for the corresponding period in 2005. Cash flows used in continuing operations in the first nine months of 2006 totalled $40.4 million compared to $33.9 million for the corresponding period in 2005. This is mainly attributable to an increased loss from continued operations, partially offset by reduced requirements for working capital.

Cash flows used in continuing financing activities in Q3 2006 amounted to $0.5 million, primarily reflecting the repayment of long-term debt, compared to cash flows provided by continuing financing activities of $28.7 million in Q3 2005 derived mostly from borrowing against the credit facility. Year-to-date, cash flows provided by continuing financing activities amounted to $48.2 million, primarily arising from the private placements issued in February 2006 and partially offset by repayments of long-term debt, compared to $35.0 million for same period in 2005, mainly arising from borrowings against the credit facility, partially offset by the deferral of professional fees and the capitalization of financial costs arising from the creation of the credit facility.

Cash flows provided by continuing investing activities in Q3 2006 amounted to $0.2 million compared to cash flows used in continuing investing activities of $0.4 million for the corresponding period of 2005. This is primarily attributable to a decrease in restricted cash in Q3 2006 that was partially offset by lower proceeds on disposals of property, plant and equipment. Year-to-date 2006, cash flows used in continuing investing activities amounted to $11.6 million and $1.9 million, respectively, for the same periods last year, largely as a result of an increase in restricted cash in 2006.

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Subsequent events
On December 7, 2006, the Company entered into an agreement with lenders providing for a loan of $20.0 million, maturing in five years and subject to the same security and interest rates as the existing loans under the Credit Facility, subordinate only to the existing loans. An up-front fee of $0.4 million is payable upon issuance and 5% of $20 million will be paid to lenders upon repayment or maturity of the loan. The loan has a conversion feature which allows, at the option of the lenders, to convert the loan (including any interest that is paid in kind) into common shares at a rate of $0.17 per share. Closing of the transaction is expected to occur on or around December 15, 2006, subject only to customary conditions.

In October 2006, the Company committed to a plan to sell and leaseback its building and land located in Montreal, Canada. The property consists of land with a net book value of $2.0 million and building with a net book value of $3.2 million as at September 30, 2006. This property is presented as part of the Wireless Telecommunications Products segment. This transaction is expected to occur within one year and should enable the Company to rent part of the building for a minimum term of 10 years. In accordance with GAAP, the Company will present this property as an asset held for sale in its fourth quarter / year-end results and will cease depreciating it as of the end of October 2006. The Company expects to sell the property for more than its net book value if the plans are successful.

Outlook
SR Telecom remains enthusiastic about the growth potential in the WiMAX industry in the year ahead. WiMAX technology is gaining significant global acceptance and industry-wide, larger-scale WiMAX deployments are expected to increase through 2007. SR Telecom is poised to play an important role in this promising market by leveraging its key strengths: a superior product platform, unmatched expertise in large-scale OFDM deployments, a worldwide footprint and unique carrier-class customer relationships.

During the last quarter, SR Telecom has made steady progress in strengthening its reputation, its workforce and its product development cycle and is moving aggressively to transform SR Telecom into an organization that delivers sustained profitability to shareholders, employees, clients and partners.

The injection of $20 million from the Company’s lenders in December 2006, will provide a more solid financial perspective from which to view and build SR Telecom’s strategic plan.

Assumptions, risks and uncertainties
SR Telecom is subject to several risks and uncertainties that could impact its business, financial condition or results of operations. Refer to SR Telecom’s annual MD&A for discussions of such risks and uncertainties. The risks and uncertainties described in the annual MD&A are not the only ones that we may face. Additional risks and uncertainties of which we are unaware, or that we currently deem to be immaterial, may also become important factors that affect us.

The Company’s sales cycles are long and difficult to predict. Results fluctuate from quarter to quarter depending on the timing of purchase orders, the bidding and winning of sales contracts, as well as other factors beyond the control of the Company. The Company markets and sells telecommunications products and services to customers around the world, with a focus on developing countries. Doing business with customers in such countries involves many uncertainties. As such, one quarter’s results are not predictive of a future quarter’s performance and general trend analysis is not an adequate indicator of future performance.

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Accounting policies

Critical accounting policies and estimates
SR Telecom’s consolidated financial statements are based on the selection and application of accounting policies that require SR Telecom’s management to make significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under existing circumstances. New events or additional information may result in the revision of these estimates over time. Refer to SR Telecom’s annual MD&A for discussions of such critical accounting policies and estimates.

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